Exhibit 99.3
Responsibility for Financial Reporting
The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance	President and	Senior Vice President, Finance
and Risk Committee	Chief Executive Officer	and Chief Financial Officer
March 6, 2009
44 METHANEX Annual Report 2008 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of Methanex Corporation
We have audited the accompanying consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 6, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
March 6, 2009
Consolidated Financial Statements Annual Report 2008 METHANEX 45

Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of Methanex Corporation
We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Controls over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended, and our report dated March 6, 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
March 6, 2009
46 METHANEX Annual Report 2008 Consolidated Financial Statements

Consolidated Balance Sheets
(thousands of US dollars, except number of common shares)

As at December 31	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$328,430	$488,224
Receivables (note 2)	213,419	401,843
Inventories	177,637	312,143
Prepaid expenses	16,840	20,889

	736,326	1,223,099
Property, plant and equipment (note 4)	1,924,258	1,542,100
Other assets (note 6)	157,397	104,700

	$2,817,981	$2,869,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$235,369	$466,020
Current maturities on long-term debt (note 7)	15,282	15,282
Current maturities on other long-term liabilities (note 8)	8,048	16,965

	258,699	498,267
Long-term debt (note 7)	772,021	581,987
Other long-term liabilities (note 8)	97,441	74,431
Future income tax liabilities (note 12)	299,192	338,602
Non-controlling interest	108,728	41,258
Shareholders’ equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2008 was 92,031,392 (2007 – 98,310,254)	427,265	451,640
Contributed surplus	22,669	16,021
Retained earnings	871,984	876,348
Accumulated other comprehensive loss	(40,018)	(8,655)

	1,281,900	1,335,354

	$2,817,981	$2,869,899

Commitments and contingencies (note 18)
See accompanying notes to consolidated financial statements.
Approved by the Board:

Terence Poole	Bruce Aitken
Director	Director
Consolidated Financial Statements Annual Report 2008 METHANEX 47

Consolidated Statements of Income
(thousands of US dollars, except number of common shares and per share amounts)

For the years ended December 31	2008	2007
Revenue	$2,314,219	$2,266,521
Cost of sales and operating expenses	1,946,871	1,614,179
Inventory writedown (note 3)	33,373	–
Depreciation and amortization	107,126	112,428

Operating income	226,849	539,914
Interest expense (note 10)	(38,439)	(43,911)
Interest and other income	10,626	26,862

Income before income taxes	199,036	522,865
Income taxes (note 12):
Current	(66,148)	(160,514)
Future	39,410	13,316

	(26,738)	(147,198)

Net income	$172,298	$375,667

Basic net income per common share	$1.82	$3.69
Diluted net income per common share	$1.82	$3.68

Weighted average number of common shares outstanding	94,520,945	101,717,341
Diluted weighted average number of common shares outstanding	94,913,956	102,129,929
See accompanying notes to consolidated financial statements.
48 METHANEX Annual Report 2008 Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity
(thousands of US dollars, except number of common shares)

					Accumulated
					Other
	Number of				Comprehensive	Total
	Common	Capital	Contributed	Retained	Income (Loss)	Shareholders’
	Shares	Stock	Surplus	Earnings	(note 1(m))	Equity
Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$—	$1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payment for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	451,640	16,021	876,348	(8,655)	1,335,354
Net income	—	—	—	172,298	—	172,298
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payment for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)
Other comprehensive loss	—	—	—	—	(31,363)	(31,363)

Balance, December 31, 2008	92,031,392	$427,265	$22,669	$871,984	$(40,018)	$1,281,900

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income
(thousands of US dollars)

For the years ended December 31	2008	2007
Net income	$172,298	$375,667
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (note 1(m), 15)	9	(45)
Change in fair value of interest rate swap contracts, net of tax (note 1(m), 15)	(31,372)	(8,610)

	(31,363)	(8,655)

Comprehensive income	$140,935	$367,012

See accompanying notes to consolidated financial statements.
Consolidated Financial Statements Annual Report 2008 METHANEX 49

Consolidated Statements of Cash Flows
(thousands of US dollars)

For the years ended December 31	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$172,298	$375,667
Add (deduct) non-cash items:
Depreciation and amortization	107,126	112,428
Future income taxes	(39,410)	(13,316)
Stock-based compensation	2,811	22,410
Other	2,797	13,574
Other cash payments, including stock-based compensation	(3,101)	(16,824)

Cash flows from operating activities before undernoted	242,521	493,939
Changes in non-cash working capital (note 13)	82,532	33,396

	325,053	527,335

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(149,856)	(204,727)
Dividend payments	(56,833)	(55,045)
Proceeds from limited recourse debt (note 7)	204,000	131,574
Financing costs	—	(8,725)
Equity contributions by non-controlling interest	67,470	32,109
Repayment of limited recourse debt	(15,282)	(14,344)
Proceeds on issue of shares on exercise of stock options	4,075	9,520
Changes in debt service reserve accounts	(1,820)	1,035
Repayment of other long-term liabilities	(10,454)	(5,153)

	41,300	(113,756)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(96,956)	(76,239)
Egypt plant under construction (note 18(d))	(388,001)	(201,922)
Dorado Riquelme investment (note 6)	(41,781)	—
Other assets	(26,307)	(19,788)
Changes in non-cash working capital related to investing activities (note 13)	26,898	17,540

	(526,147)	(280,409)

Increase (decrease) in cash and cash equivalents	(159,794)	133,170
Cash and cash equivalents, beginning of year	488,224	355,054

Cash and cash equivalents, end of year	$328,430	$488,224

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$45,401	$38,454
Income taxes paid, net of amounts refunded	$78,591	$144,169
See accompanying notes to consolidated financial statements.
50 METHANEX Annual Report 2008 Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2008 and 2007
1. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 19.
These consolidated financial statements include the accounts of Methanex Corporation, wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of jointly controlled entities (collectively, the Company). For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s financial statements and represents the non-controlling shareholder’s interest in the net assets of the entity. In accordance with the Accounting Guideline No. 15, Consolidation of Variable Interest Entities, the Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.
(b) Reporting currency and foreign currency translation:
The majority of the Company’s business is transacted in US dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.
(c) Cash equivalents:
Cash equivalents include securities with maturities of three months or less when purchased.
(d) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Historically credit losses have been within the range of management’s expectations.
(e) Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard had no impact on the Company’s measurement of inventory at January 1, 2008.
(f) Property, plant and equipment:
Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Incentive tax credits related to property, plant and equipment are recorded as a reduction in the cost of property, plant and equipment. The benefit of incentive tax credits is recognized in earnings through lower depreciation in future periods.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 51

1. Significant accounting policies: (continued)
(f) Property, plant and equipment: (continued)
Depreciation and amortization is generally provided on a straight-line basis, or in the case of the New Zealand operations, on a unit-of-natural gas consumption basis, at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.
The Company periodically reviews the carrying value of property, plant and equipment for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.
(g) Other assets:
Marketing and production rights are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing costs related to undrawn credit facilities are capitalized to other assets and amortized to interest expense over the term of the credit facility. Financing costs related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these costs are reclassified to present long-term debt net of financing costs and amortized to interest expense over the repayment term. Other long-term debt is presented net of financing costs and amortized to interest expense over the repayment term on an effective interest basis.
(h) Asset retirement obligations:
The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to uncertainties regarding the timing of expenditures. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.
(i) Employee future benefits:
Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments to the accrued benefit obligation and the fair value of the plan assets that arise from changes in actuarial assumptions, experience gains and losses and plan amendments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets are amortized to earnings on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in earnings in the year in which they occur. The cost for defined contribution benefit plans is expensed as earned by the employees.
52 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

(j) Net income per common share:
The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the grant-date fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.
A reconciliation of the weighted average number of common shares outstanding is as follows:

For the years ended December 31	2008	2007
Denominator for basic net income per common share	94,520,945	101,717,341
Effect of dilutive stock options	393,011	412,588

Denominator for diluted net income per common share	94,913,956	102,129,929

(k) Stock-based compensation:
The Company grants stock-based awards as an element of compensation. Stock-based awards granted by the Company can include stock options, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
Additional information related to the stock option plan, the assumptions used in the Black-Scholes option pricing model, and the deferred, restricted and performance share units of the Company are described in note 9.
(l) Revenue recognition:
Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 53

1. Significant accounting policies: (continued)
(m) Financial instruments:
The accounting standards provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. The accounting standards also establish standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.
On January 1, 2008, the Company adopted the CICA Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. These sections revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed. Refer to notes 15 and 16.
For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. Refer to note 15.
Financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets and liabilities are recognized in earnings while changes in fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. The Company classifies its cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.
Under these standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions. The effective portion of changes in fair value of these forward exchange sales contracts and interest rate swap contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.
(n) Capital disclosures
On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. Refer to note 14.
54 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

(o) Income taxes:
Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.
(p) Anticipated changes to Canadian generally accepted accounting principles:
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. This Section is effective for the Company beginning January 1, 2009. The impact of the retroactive adoption of this standard on the Company’s consolidated financial statements at January 1, 2009 is expected to be approximately $13 million recorded as a reduction to opening retained earnings and property, plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard.
2. Receivables:

As at December 31	2008	2007
Trade	$141,716	$369,269
Value-added and other tax receivable	24,949	19,988
Receivable from natural gas supplier	21,323	—
Other	25,431	12,586

	$213,419	$401,843

3. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. Substantially all inventories consist of produced and purchased methanol. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the years ended December 31, 2008 and 2007 was $1,860 million and $1,497 million, respectively. At December 31, 2008, the Company recorded a pre-tax charge to earnings of $33.4 million to write down inventories to the lower of cost and estimated net realizable value.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 55

4. Property, plant and equipment:

		Accumulated	Net Book
As at December 31	Cost	Depreciation	Value
2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction (note 18(d))	615,784	—	615,784
Other	127,731	64,124	63,607

	$3,287,678	$1,363,420	$1,924,258

2007
Plant and equipment	$2,450,175	$1,206,730	$1,243,445
Egypt plant under construction (note 18(d))	227,783	—	227,783
Other	124,779	53,907	70,872

	$2,802,737	$1,260,637	$1,542,100

5. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

Consolidated Balance Sheets as at December 31	2008	2007
Cash and cash equivalents	$35,749	$20,128
Other current assets	57,374	107,993
Property, plant and equipment	249,609	263,942
Other assets	18,149	16,329
Accounts payable and accrued liabilities	19,927	56,495
Long-term debt, including current maturities (note 7)	106,592	119,891
Future income tax liabilities (note 12)	17,942	16,099

Consolidated Statements of Income for the years ended December 31	2008	2007
Revenue	$286,906	$258,418
Expenses	271,493	214,981

Income before income taxes	15,413	43,437
Income tax expense	(4,488)	(9,458)

Net income	$10,925	$33,979

Consolidated Statements of Cash Flows for the years ended December 31	2008	2007
Cash inflows from operating activities	$44,861	$40,317
Cash outflows from financing activities	(15,852)	(12,997)
Cash outflows from investing activities	(2,977)	(16,380)

56 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

6. Other assets:

As at December 31	2008	2007
Marketing and production rights, net of accumulated amortization	$27,080	$34,728
Restricted cash for debt service reserve account	18,149	16,329
Deferred financing costs, net of accumulated amortization	9,036	10,138
Defined benefit pension plans (note 17)	16,456	13,487
GeoPark financing	30,616	13,681
Dorado Riquelme investment	42,123	—
Other	13,937	16,337

	$157,397	$104,700

For the year ended December 31, 2008, amortization of marketing and production rights included in depreciation and amortization was $7.6 million (2007 – $7.6 million) and amortization of deferred financing costs included in interest expense was $1.1 million (2007 – $0.3 million).
During 2007, the Company entered into a financing agreement with GeoPark Chile Limited (GeoPark) under which the Company provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. At December 31, 2008, the entire amount of $40 million has been fully drawn and approximately $3.4 million has been received in natural gas. As at December 31, 2008, the remaining amount is $36.6 million of which $30.6 million has been recorded in other assets and the current portion of $6.0 million has been recorded in accounts receivable.
On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, the Company expects to contribute approximately $100 million in capital over the next two or three years and will have a 50% participation in the block. As at December 31, 2008, the Company had contributed $42.1 million of the total expected capital of $100 million for the Dorado Riquelme block and this amount has been recorded in other assets. The arrangement is subject to approval by the government of Chile and $33.5 million of the amount contributed has been placed in escrow until final approval is received. Additionally, the Company invested $8.6 million related to developmental and exploratory wells in the Dorado Riquelme block.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 57

7. Long-term debt:

As at December 31	2008	2007
Unsecured notes:
(i) 8.75% due August 15, 2012 (effective yield 8.88%)	$198,182	$197,776
(ii) 6.00% due August 15, 2015 (effective yield 6.10%)	148,518	148,340

	346,700	346,116

Atlas Methanol Company — limited recourse debt facilities (63.1% proportionate share):

(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in 12 semi-annual payments which commenced June 2005.	20,890	34,541
(ii) Senior secured notes bearing an interest rate with semi-annual interest payments of 7.95% per annum. Principal will be paid in 9 semi-annual payments commencing December 2010.	61,758	61,477
(iii) Senior fixed rate bearing an interest rate of 8.25% per annum with semi-annual interest payments. Principal will be paid in 4 semi-annual payments commencing June 2015.	14,725	14,684
(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal will be paid in 20 semi-annual payments commencing December 2010.	9,219	9,189

	106,592	119,891

Egypt limited recourse debt facilities

(i) International facility to a maximum amount of $139 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.1% to 1.5% per annum. Principal will be paid in 24 semi-annual payments commencing in September 2010.	95,074	23,074
(ii) Euromed facility to a maximum amount of $146 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.1% to 1.4%. Principal will be paid in 24 semi-annual payments commencing in September 2010.	145,600	93,500
(iii) Article 18 facility to a maximum amount of $77 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.4%. Principal will be paid in 24 semi-annual payments commencing in September 2010.	33,900	—
(iv) Egyptian facility to a maximum amount of $168 million with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.6% per annum. Principal will be paid in 24 semi-annual payments commencing in September 2010.	46,000	—

	320,574	116,574
Other limited recourse debt	13,437	14,688

	787,303	597,269
Less current maturities	(15,282)	(15,282)

	$772,021	$581,987

58 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

For the year ended December 31, 2008, non-cash accretion, on an effective interest basis, of deferred financing costs included in interest expense was $1.3 million (2007 — $1.4 million).
The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2009	$15,282
2010	24,891
2011	35,366
2012	236,552
2013	37,899

$349,990

The Company achieved financial close to construct a methanol plant in Egypt as described in note 18 (d). The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015 (note 15).
The limited recourse debt facilities of Egypt and Atlas are described as limited recourse as they are secured only by the assets of the Egypt entity and the Atlas joint venture, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. Under the terms of these limited recourse debt facilities, the entities can make cash or other distributions after fulfilling certain conditions.
Other limited recourse debt is payable over twelve years in equal quarterly principal payments beginning October 2007. Interest on this debt is payable quarterly at LIBOR plus 0.75%.
As at December 31, 2008, the Company has an undrawn, unsecured revolving bank facility of $250 million provided by highly rated financial institutions that expires in mid-2010 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio. This credit facility ranks pari passu with the Company’s unsecured notes.
8. Other long-term liabilities:

As at December 31	2008	2007
Asset retirement obligations (a)	$12,029	$14,566
Capital lease obligation (b)	20,742	24,676
Deferred, restricted and performance share units (note 9)	16,224	21,355
Chile retirement arrangement (note 17)	17,754	21,233
Fair value of derivative financial instruments (note 15)	38,740	9,566

	105,489	91,396
Less current maturities	(8,048)	(16,965)

	$97,441	$74,431

(a) Asset retirement obligations:
The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites, actual results could differ from the amounts estimated. During the year ended December 31, 2008, cash expenditures applied against the accrual for asset retirement obligations were $0.2 million (2007 — $0.7 million). At December 31, 2008, the total undiscounted amount of estimated cash flows required to settle the obligation was $13.6 million (2007 — $15.5 million).
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 59

8. Other long-term liabilities: (continued)
(b) Capital lease obligation:
As at December 31, 2008, the Company has a capital lease obligation related to an ocean shipping vessel. The future minimum lease payments in aggregate until the expiry of the lease are as follows:

2009	$8,752
2010	8,839
2011	8,927
2012	8,325

34,843
Less executory and imputed interest costs	(14,101)

$20,742

9. Stock-based compensation:
The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred, restricted or performance share units.
(a) Stock options:
There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. At December 31, 2008, the Company had 323,092 common shares reserved for future stock option grants under the Company’s stock option plan.
(i) Incentive stock options:
The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.
Common shares reserved for outstanding incentive stock options at December 31, 2008 and 2007 are as follows:

	Options Denominated in CAD$		Options Denominated in US$
		Weighted		Weighted
	Number of	Average	Number of	Average
	Stock Options	Exercise Price	Stock Options	Exercise Price
Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76
Granted	—	—	1,109,491	24.96
Exercised	(42,300)	8.87	(509,875)	18.14
Cancelled	(15,500)	11.28	(83,560)	20.33

Outstanding at December 31, 2007	104,450	7.79	2,920,981	21.17
Granted	—	—	1,088,068	28.40
Exercised	(21,000)	9.59	(188,016)	19.71
Cancelled	(7,000)	11.60	(77,916)	24.73

Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27

60 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

Information regarding incentive stock options outstanding at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable
	at December 31, 2008			at December 31, 2008
	Weighted
	Average
	Remaining	Number of	Weighted	Number of	Weighted
Range of	Contractual	Stock Options	Average	Stock Options	Average
Exercise Prices	Life	Outstanding	Exercise Price	Exercisable	Exercise Price
Options denominated in CAD$
$3.29 to $9.56	1.6	76,450	$6.95	76,450	$6.95

Options denominated in US$
$6.45 to $11.56	4.0	187,550	$8.57	187,550	$8.57
$17.85 to $22.52	4.0	1,467,650	20.27	984,183	20.01
$23.92 to $28.43	5.7	2,087,917	26.71	323,560	24.95

	4.9	3,743,117	$23.27	1,495,293	$19.65

(ii) Performance stock options:
As at December 31, 2008 and 2007, there were 35,000 and 50,000 common shares, respectively, reserved for performance stock options with an exercise price of CAD$4.47. All outstanding performance stock options have vested and are exercisable.
(iii) Fair value assumptions:
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

For the years ended December 31	2008	2007
Risk-free interest rate	2.5%	4.5%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	32%	31%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$7.52	$7.06
For the year ended December 31, 2008, compensation expense related to stock options was $8.2 million (2007 — $9.3 million).
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 61

9. Stock-based compensation: (continued)
(b) Deferred, restricted and performance share units:
Directors, executive officers and management receive some elements of their compensation and long-term compensation in the form of deferred, restricted or performance share units. Holders of deferred, restricted and performance share units are entitled to receive additional deferred, restricted or performance share units in lieu of dividends paid by the Company.
Deferred, restricted and performance share units outstanding at December 31, 2008 and 2007 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	127,359	6,000	325,779
Granted in lieu of dividends	6,275	8,803	15,672
Redeemed	(92,696)	(501,961)	—
Cancelled	—	(17,117)	(22,271)

Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	41,572	6,000	330,993
Granted in lieu of dividends	13,222	537	33,292
Redeemed	(3,083)	(8,496)	—
Cancelled	—	—	(31,899)

Outstanding at December 31, 2008	411,395	12,523	1,057,648

The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units outstanding at December 31, 2008 was $17.6 million (2007 — $29.8 million) compared with the recorded liability of $16.2 million (2007 — $21.4 million). The difference between the fair value and the recorded liability at December 31, 2008 of $1.4 million will be recognized over the weighted average remaining service period of approximately 1.6 years.
For the year ended December 31, 2008, compensation expense related to deferred, restricted and performance share units was a net recovery of $5.4 million (2007 — expense of $13.1 million), recorded in cost of sales and operating expenses, after a recovery of $17.4 million (2007 — expense of $3.5 million) related to the effect of the change in the Company’s share price.
10. Interest expense:

For the years ended December 31	2008	2007
Interest expense before capitalized interest	$53,778	$48,104
Less capitalized interest related to Egypt plant under construction	(15,339)	(4,193)

Interest expense	$38,439	$43,911

Interest incurred during construction of the Egypt methanol facility is capitalized until the plant is substantively complete and ready for productive use. In May 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the years ended December 31, 2008 and 2007, interest costs of $15.3 million and $4.2 million, respectively, related to this project were capitalized.
62 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

11. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2008 and 2007, revenues attributed to geographic regions, based on the location of customers, were as follows:

	United				Other	Latin
	States	Europe	Korea	Japan	Asia	America	Canada	Total

Revenue
2008	$736,730	$494,339	$263,568	$131,294	$212,895	$238,862	$236,531	$2,314,219
2007	$753,400	$500,420	$259,108	$147,445	$142,217	$227,045	$236,886	$2,266,521
As at December 31, 2008 and 2007, the net book value of property, plant and equipment by country was as follows:

				New
	Chile	Trinidad	Egypt	Zealand	Canada	Korea	Other	Total

Property, plant and equipment
2008	$663,411	$482,329	$615,784	$191,442	$117,818	$115,645	$137,829	$1,924,258
2007	$707,508	$500,205	$227,783	$126,417	$119,987	$116,452	$143,748	$1,542,100
12. Income and other taxes:
(a) Income tax expense:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes. These differences are as follows:

For the years ended December 31	2008	2007
Canadian statutory tax rate	31.0%	34.1%
Income tax expense calculated at Canadian statutory tax rate	$61,701	$178,401
Increase (decrease) in income tax expense resulting from:
Income taxed in foreign jurisdictions	7,183	(8,379)
Previously unrecognized loss carryforwards and temporary differences	(25,602)	(27,717)
Reduction of future income tax liabilities (i)	(27,342)	—
Other	10,798	4,893

Total income tax expense	$26,738	$147,198

(i)	During the fourth quarter of 2008, as a result of a resolution of a tax position, the Company recorded a reduction to future income tax liabilities of $27 million.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 63

12. Income and other taxes: (continued)
(b) Net future income tax liabilities:
The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

As at December 31	2008	2007
Future income tax liabilities:
Property, plant and equipment	$215,226	$205,726
Other	148,296	196,023

	363,522	401,749
Future income tax assets:
Non-capital loss carryforwards	113,262	216,663
Property, plant and equipment	24,242	28,702
Other	63,459	53,671

	200,963	299,036
Future income tax asset valuation allowance	(136,633)	(235,889)

	64,330	63,147

Net future income tax liabilities	$299,192	$338,602

At December 31, 2008, the Company had non-capital loss carryforwards available for tax purposes of $303 million in Canada and $63 million in New Zealand. In Canada, these loss carryforwards expire in the period 2009 to 2015, inclusive. In New Zealand the loss carryforwards do not have an expiry date.
13. Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2008 and 2007 are as follows:

For the years ended December 31	2008	2007
Decrease (increase) in non-cash working capital:
Receivables	$188,424	$(35,456)
Inventories	134,506	(67,377)
Prepaid expenses	4,049	3,158
Accounts payable and accrued liabilities	(230,651)	156,041

	96,328	56,366
Adjustments for items not having a cash effect	13,102	(5,430)

Changes in non-cash working capital having a cash effect	$109,430	$50,936

These changes relate to the following activities:
Operating	$82,532	$33,396
Investing	26,898	17,540

Changes in non-cash working capital	$109,430	$50,936

64 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

14. Capital disclosures:
The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

As at December 31	2008	2007
Liquidity:
Cash and cash equivalents	$328,430	$488,224
Undrawn Egypt limited recourse debt facilities	209,426	413,426
Undrawn credit facilities	250,000	250,000

Total liquidity	$787,856	$1,151,650

Capitalization:
Unsecured notes	$346,700	$346,116
Limited recourse debt facilities, including current portion	440,603	251,153

Total debt	787,303	597,269
Non-controlling interest	108,728	41,258
Shareholders’ equity	1,281,900	1,335,354

Total capitalization	$2,177,931	$1,973,881

Total debt to capitalization[1]	36%	30%
Net debt to capitalization[2]	25%	7%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares.
The undrawn credit facility in the amount of $250 million is provided by highly rated financial institutions, expires in mid-2010 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio.
The credit ratings for the Company’s unsecured notes are as follows:

Standard and Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (negative)
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 65

15. Financial instruments:
Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at December 31	2008	2007
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$328,430	$488,224
Debt service reserve accounts included in other assets	18,149	16,329

Loans and receivables:
Receivables (excluding current portion of GeoPark financing — note 6)	207,419	401,843
Dorado Riquelme investment included in other assets (note 6)	42,123	—
GeoPark financing, including current portion (note 6)	36,616	13,681

	$632,737	$920,077

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$235,369	$466,020
Long-term debt, including current portion	787,303	597,269
Capital lease obligation included in other long-term liabilities, including current portion	20,742	24,676

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	38,100	8,749
Derivative instruments	1,771	955

	$1,083,285	$1,097,669

At December 31, 2008, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which are all recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
66 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

These interest rate swaps had outstanding notional amounts of $231 million as at December 31, 2008. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At December 31, 2008, these interest rate swap contracts had a negative fair value of $38.1 million (December 31, 2007 – negative $8.6 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed US dollar exchange rate. At December 31, 2008, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 6.3 million euro in exchange for US dollars and these euro contracts had a nil fair value (December 31, 2007 – fair value of $0.1 million). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.
At December 31, 2008, the Company’s derivative financial instruments that have not been designated as cash flow hedges include forward exchange contracts to purchase $8.9 million New Zealand dollars at an average exchange rate of $0.7022 with a negative fair value of $1.1 million (December 31, 2007 – nil) which is recorded in payables and a floating-for-fixed interest rate swap contract with a negative fair value of $0.6 million (December 31, 2007 – $1.0 million) recorded in other long-term liabilities. For the year ended December 31, 2008, the total change in fair value of these derivative financial instruments was a decrease of $0.7 million, which has been recorded in earnings during the period.
The fair values of the Company’s derivative financial instruments as disclosed above are determined based on quoted market prices received from counterparties and adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil at December 31, 2008 (2007 – nil).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2008		2007
As at December 31	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$787,303	$591,941	$597,269	$582,897
The unsecured notes are traded infrequently and there is no publicly traded market for the limited recourse debt facilities. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions at the end of 2008. The fair value of the Company’s unsecured notes will fluctuate until maturity.
The fair value of the Company’s other long-term debt is estimated by reference to current market prices for debt securities with similar terms and characteristics.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 67

16. Financial risk management:
(a) Market risks
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity. The Company has also entered into long-term contracts with certain customers where prices are either fixed or linked to the Company’s costs plus a margin.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.
The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately two thirds of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

As at December 31	2008	2007
Fixed interest rate debt:
Unsecured notes	$346,700	$346,116
Atlas limited recourse debt facilities (63.1% proportionate share)	76,483	76,161

	$423,183	$422,277

Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$30,109	$43,730
Egypt limited recourse debt facilities	320,574	116,574
Other limited recourse debt facilities	13,437	14,688

	$364,120	$174,992

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 15. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for an average fi xed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The net fair value of cash fl ow interest rate swaps was negative $38.1 million as at December 31, 2008. The change in fair value of the interest rate swaps assuming a 1% change in the interest rates along the yield curve would result in a change of approximately $15.5 million as of December 31, 2008.
68 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

For fixed interest rate debt, a 1% change in interest rates would result in a change in fair value of the debt (disclosed in note 15) of approximately $13.5 million. The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads. For variable interest rate debt, a 1% change in credit spreads would result in a change in fair value of the debt of approximately $13.5 million.
For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.3 million.
Foreign currency exchange rate risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical which is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for the net exposure to euro revenues which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As of December 31, 2008, the Company had a net working capital asset of $41.8 million in non-US dollar currencies. Each 1% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flow by $0.4 million.
(b) Liquidity risks
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2008 the Company holds $328 million of cash and cash equivalents. In addition, the Company has an undrawn, unsecured revolving bank facility of $250 million provided by highly rated financial institutions that expires in mid-2010 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio.
In addition to the above mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 69

16. Financial risk management: (continued)
(c) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of off-set exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of security provided declines. The Company has implemented a credit policy which includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Historically trade credit losses have been minimal. However, in the current economic environment the risk of trade credit losses has increased.
Cash and cash equivalents
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.
Derivative financial instruments
In order to manage credit risk, the Company only enters into derivative financial instruments with highly rated investment grade counterparties.
17. Retirement plans:
(a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at December 31	2008	2007
Accrued benefit obligations:
Balance, beginning of year	$66,751	$58,297
Current service cost	2,295	2,272
Interest cost on accrued benefit obligations	3,272	3,016
Benefit payments	(5,809)	(3,858)
Gain on curtailment	(844)	—
Loss on settlement	958	—
Actuarial gains	(2,495)	(568)
Foreign exchange (gains) losses	(14,108)	7,592

Balance, end of year	50,020	66,751
Fair values of plan assets:
Balance, beginning of year	44,097	38,118
Actual returns on plan assets	(5,086)	59
Contributions	7,201	3,274
Benefit payments	(5,809)	(3,858)
Foreign exchange (losses) gains	(8,539)	6,504

Balance, end of year	31,864	44,097

Unfunded status	18,156	22,654
Unamortized actuarial losses	(16,899)	(14,907)

Accrued benefit liabilities, net	$1,257	$7,747

70 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement. At December 31, 2008, the balance of accrued benefit liabilities, net is comprised of $17.8 million recorded in other long-term liabilities for an unfunded retirement arrangement in Chile and $16.5 million recorded in other assets for defined benefit plans in Canada.
The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee retires in accordance with Chilean regulation.
The Company’s net defined benefit pension plan expense for the years ended December 31, 2008 and 2007 is as follows:

For the years ended December 31	2008	2007
Net defined benefit plan pension expense:
Current service cost	$2,295	$2,272
Interest cost on accrued benefit obligations	3,272	3,016
Actual return on plan assets	5,086	(59)
Settlement and termination benefit	958	—
Actuarial gains	(2,495)	(568)
Other	(3,678)	(493)

	$5,438	$4,168

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2007 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2010.
The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2008	2007
Benefit obligation at December 31:
Weighted average discount rate	6.14%	5.56%
Rate of compensation increase	4.16%	4.13%
Net expense for years ended December 31:
Weighted average discount rate	5.81%	5.71%
Rate of compensation increase	4.62%	4.56%
Expected rate of return on plan assets	7.00%	7.00%

The asset allocation for the defined benefit pension plan assets as at December 31, 2008 and 2007 are as follows:

As at December 31	2008	2007
Equity securities	61%	62%
Debt securities	35%	35%
Cash and other short-term securities	4%	3%

Total	100%	100%

(b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2008 was $2.5 million (2007 — $2.7 million).
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 71

18. Commitments and contingencies:
(a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay natural gas supply contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2034. The minimum estimated commitment under these contracts, excluding Argentina natural gas supply contracts, is as follows:

2009	2010	2011	2012	2013	Thereafter
$179,673	$194,153	$141,063	$145,212	$150,117	$1,646,259
(b) Argentina natural gas supply contracts:
The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for approximately 60% of capacity (increasing to 80% beginning mid-2009) for its facilities in Chile. These contracts have expiration dates between 2017 and 2025 and represent a total future commitment of approximately $1,174 million at December 31, 2008. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to its plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina.
(c) Operating lease commitments:
The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

2009	2010	2011	2012	2013	Thereafter
$133,926	$115,070	$118,278	$109,858	$104,730	$545,617
(d) Egypt methanol project:
The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (EMethanex), which is the company that is developing the project, a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in early 2010 and the Company will purchase and sell 100% of the methanol from the facility. Total remaining capital expenditures, including capitalized interest related to the project financing and excluding working capital, to complete the construction of the Egypt methanol facility will be approximately $365 million. This includes unpaid capital expenditures recorded in accounts payable at December 31, 2008 of approximately $55 million. The expenditures will be funded from cash generated from operations and cash on hand, cash contributed by the non-controlling shareholders and proceeds from the limited recourse debt facilities. At December 31, 2008, the Company’s 60% share of remaining cash equity contributions, including capitalized interest related to the project financing and excluding working capital, is estimated to be approximately $95 million.
The Company’s investment in EMethanex is accounted for using consolidation accounting. This results in 100% of the assets and liabilities of the Egypt entity being included in the Company’s balance sheet. The non-controlling shareholder’s interest is presented as “non-controlling interest” on the Company’s balance sheet.
(e) Purchased methanol:
At December 31, 2008, the Company has commitments to purchase methanol under offtake contracts for approximately 500,000 tonnes for 2009, approximately 250,000 tonnes for each of 2010 and 2011, and approximately 125,000 tonnes for 2012. The pricing under these contracts are referenced to industry pricing at the time of purchase.
72 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

19. United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (Canadian GAAP) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (US GAAP). The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2008 and 2007 are as follows:

	2008		2007
Condensed Consolidated Balance Sheets	Canadian		Canadian
as at December 31	GAAP	US GAAP	GAAP	US GAAP
ASSETS
Current assets	$736,326	$736,326	$1,223,099	$1,223,099
Property, plant and equipment (a)	1,924,258	1,956,747	1,542,100	1,576,500
Other assets (d) (g)	157,397	151,029	104,700	102,803

	$2,817,981	$2,844,102	$2,869,899	$2,902,402

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$258,699	$262,267	$498,267	$503,722
Long-term debt (g)	772,021	777,582	581,987	588,864
Other long-term liabilities (d)	97,441	102,411	74,431	80,705
Future income taxes (d) (f)	299,192	309,021	338,602	348,994
Non-controlling interest	108,728	108,728	41,258	41,258
Shareholders’ equity:
Capital stock (a) (b)	427,265	832,790	451,640	857,349
Additional paid-in capital (b)	—	23,112	—	16,627
Contributed surplus (b)	22,669	—	16,021	—
Retained earnings	871,984	483,566	876,348	486,935
Accumulated other comprehensive loss	(40,018)	(55,375)	(8,655)	(22,052)

	1,281,900	1,284,093	1,335,354	1,338,859

	$2,817,981	$2,844,102	$2,869,899	$2,902,402

Condensed Consolidated Statements of Income
for the years ended December 31	2008	2007
Net income in accordance with Canadian GAAP	$172,298	$375,667
Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	347	277
Uncertainty in income taxes (c)	(2,892)	(5,455)
Income tax effect of above adjustments (f)	669	669

Net income in accordance with US GAAP	$168,511	$369,247

Per share information in accordance with US GAAP:
Basic net income per common share	$1.78	$3.63
Diluted net income per common share	$1.78	$3.62

	2008			2007
Consolidated Statements of Comprehensive Income	Canadian
for the years ended December 31	GAAP	Adjustments	US GAAP	US GAAP
Net income	$172,298	$(3,787)	$168,511	$369,247
Change in fair value of forward exchange contracts, net of tax	9	—	9	(45)
Change in fair value of interest rate swap, net of tax	(31,372)	—	(31,372)	(8,610)
Change related to pension, net of tax (d)	—	(1,960)	(1,960)	(346)

Comprehensive income	$140,935	$(5,747)	$135,188	$360,246

Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 73

19. United States generally accepted accounting principles: (continued)

Consolidated Statements of Accumulated	2008			2007
Other Comprehensive Loss	Canadian
for the years ended December 31	GAAP	Adjustments	US GAAP	US GAAP
Balance, beginning of year	$(8,655)	$(13,397)	$(22,052)	$(13,051)
Change in fair value of forward exchange contracts, net of tax	9	—	9	(45)
Change in fair value of interest rate swap, net of tax	(31,372)	—	(31,372)	(8,610)
Change related to pension, net of tax (d)	—	(1,960)	(1,960)	(346)

Accumulated other comprehensive loss	$(40,018)	$(15,357)	$(55,375)	$(22,052)

(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For US GAAP purposes, property, plant and equipment at December 31, 2008 has been increased by $32.5 million (2007 – $34.4 million) to reflect the business combination as a purchase. For the year ended December 31, 2008, an adjustment to increase depreciation expense by $1.9 million (2007 – $1.9 million) has been recorded in accordance with US GAAP.
(b) Stock-based compensation:
Incentive stock options – Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for stock-based compensation awards granted on or after January 1, 2002. Effective January 1, 2005, under US GAAP, the Company adopted the Financial Accounting Standards Board (FASB) FAS No. 123R, Share-Based Payments, which requires the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and unvested portions of previously issued and outstanding awards as at the adoption date. As this statement harmonizes the impact of accounting for stock-based compensation on net income under Canadian and US GAAP for the Company, except as disclosed in (i) below, no adjustment to operating expenses was required for the years ended December 31, 2008 and 2007.
(i) Variable plan options:
In 2001, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted 946,000 stock options that are accounted for as variable plan options under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. Under the intrinsic value method for US GAAP, the final measurement date for variable plan options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2008, an adjustment to decrease operating expenses by $0.3 million (2007 – decrease of $0.3 million) was recorded in accordance with US GAAP.
74 METHANEX Annual Report 2008 Notes to Consolidated Financial Statements

(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. During the year ended December 31, 2008, adjustments to increase income tax expense by $2.9 million (2007 – increase of $5.5 million) was recorded in accordance with US GAAP.
(d) Defined benefit pension plans:
Effective January 1, 2006, under US GAAP, the Company prospectively adopted FASB FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to accumulated other comprehensive income. As at December 31, 2008, the impact of this standard on the Company is the reclassification of unrecognized actuarial losses for Canadian GAAP of $16.9 million (2007 – loss of $14.9 million), net of a future income tax recovery of $1.5 million (2007 – recovery of $1.6 million) to accumulated other comprehensive loss in accordance with US GAAP.
(e) Interest in Atlas joint venture:
US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture is provided in note 5.
(f) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and US GAAP. During the year ended December 31, 2008, this resulted in an adjustment to increase net income by $0.7 million (2007 – $0.7 million).
(g) Deferred financing costs:
Effective January 1, 2007, under Canadian GAAP, the Company prospectively adopted CICA Handbook Section 3855, Financial Instruments, which requires the Company to present long-term debt net of deferred financing costs. Under US GAAP, the Company is required to present the long-term debt and related finance costs on a gross basis. As at December 31, 2008 and 2007, the Company recorded an adjustment to increase other assets and long-term debt by $5.6 million and $6.9 million, respectively, in accordance with US GAAP.
(h) Fair value measurements:
Effective January 1, 2008, FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 defines fair value and establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. For the year ended December 31, 2008, the Company has adopted this standard under US GAAP as well as EIC 173, as described in note 1(m), under Canadian GAAP, and as a result there is no difference in measurement of fair value.
Notes to Consolidated Financial Statements Annual Report 2008 METHANEX 75